Room 4561
						September 21, 2005

Glenn Argenbright
President and Chief Executive Officer
SAFLINK Corporation
777 108th Avenue NE, Suite 2100
Bellevue, WA 98004

Re:	SAFLINK Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	File no. 000-20270

Dear Mr. Argenbright:

      We have reviewed your response letter dated September 13,
2005
and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 - Business Combinations - SSP-Litronic Merger, page F-13
1. Given the subjectivity, judgment and uncertainty involved in the estimated useful life of the acquired core technology, tell us why you have not disclosed this as one of your critical accounting policies and estimates in your Form 10-K. In this regard, it appears that you should disclose the methodology and assumptions underlying your estimates, the effect the accounting estimates have on your financial presentation and the effect of changes in those estimates.
2. We have reviewed your proposed disclosure set forth in your response to prior comment no. 4; however, do not believe it provides sufficient quantitative information for an investor to determine the timing or extent of a write-down, based on the current fair value of your common stock. For example, your disclosure indicates "... or if the fair value of our business is not sufficient to support the net book value..." You should clarify whether or not, based on current fair values, the fair value of your business is sufficient to support the net book value, and if not, you should quantify the extent of impairment, if necessary.
3. We note your calculations in prior comment no. 6 and do not believe it is appropriate to include out-of-the-money or unvested options, warrants or convertible notes in your calculation of the fair value of your common stock on a fully diluted basis. While the exclusion of these securities does not appear to impact your conclusions as of June 30, 2005, please note for future analyses.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at
(202) 551-3499 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief





cc:	via facsimile
      Michael Hutchings
      DLA Piper Rudnick Gray Cary US LLP
      (F) (206) 839-4801

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Mr. Glenn Argenbright
SAFLINK Corporation
September 21, 2005
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